UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 1, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 September 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Media Announcement dated 7 September 2021 entitled ‘M-PESA CELEBRATES REACHING 50 MILLION CUSTOMERS’.

3.	A Media Announcement dated 13 September 2021 entitled ‘NEW REPORT URGES INTERNATIONAL INVESTMENT IN AFRICAN PHILANTHROPY FOR SUSTAINABLE SOCIAL IMPACT’.

4.	A Media Announcement dated 20 September 2021 entitled ‘THE BROADBAND COMMISSION FOR SUSTAINABLE DEVELOPMENT AND VODAFONE URGE ACTION TO CONNECT 3.4BN PEOPLE WITH SMARTPHONES BY 2030’.

5.	A Stock Exchange Announcement dated 27 September 2021 entitled ‘NOTICE OF BOARD CHANGE’.

6.	A Stock Exchange Announcement dated 29 September 2021 entitled ‘Vodafone Group Plc ⫶ Digital services investor briefing’.

7.	A Stock Exchange Announcement dated 30 September 2021 entitled ‘Deborah Kerr to join Vodafone's Board as a Non-Executive Director’.

RNS Number : 2968K

Vodafone Group Plc

01 September 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 August 2021:

Vodafone's issued share capital consists of 28,817,590,018 ordinary shares of US$0.20 20/21 of which 1,151,173,109 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 27,666,416,909. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 9637K

Vodafone Group Plc

07 September 2021

7 September 2021

M-PESA CELEBRATES REACHING 50 MILLION CUSTOMERS

•	Milestone cements M-Pesa as Africa's largest fintech platform

M-Pesa has reached 50 million monthly active customers, cementing its position as Africa's largest fintech platform.

Launched more than 14 years ago in Kenya, M-Pesa is today available in Kenya, Tanzania, Mozambique, the Democratic Republic of Congo, Lesotho, Ghana and Egypt.

The number of active M-Pesa customers has doubled in the past five years. The milestone also comes just 18 months after Safaricom and Vodacom launched the M-Pesa Africa joint venture to accelerate growth of the service across the continent. M-Pesa Africa has been delivering digital platforms as part of its focus to be the largest fintech and digital ecosystem across the continent.

M-Pesa became an even more important platform for customers during the pandemic with transaction volumes increasing 44% year-on-year in the first quarter of the current financial year. The number of transactions grew to 4.5 billion in the quarter - with a total transaction value of €63 billion.

Nick Read, CEO of Vodafone Group, said: "M-Pesa has helped millions of people to access financial services for the first time and millions more to improve their lives, start businesses and gain control of their finances. We are still in the early stages of M-Pesa's development and will continue to invest to capture this significant opportunity - building value for shareholders."

"14 years ago, we launched M-Pesa to connect our customers to each other and to different opportunities. We are delighted to celebrate this remarkable milestone with our more than 50 million customers across the continent. As an honour to this achievement, we are reiterating our commitment and deepening our focus on more innovations that will further transform the lives of our customers," said Sitoyo Lopokoiyit, Managing Director - M-Pesa Africa.

In 2007, Safaricom and Vodafone launched M-Pesa in Kenya as a way for customers to instantly send money to each other. For many customers, the service became their first and often only access to financial services propelling its fast growth and adoption across the country.

Consequently, the service has largely contributed to the growth of formal financial inclusion across the continent. In Kenya, access to financial services and products has increased by around 56% between 2006-2019 driven by the availability of mobile money1. M-Pesa has also been credited with lifting roughly 2% of Kenyan households out of extreme poverty 2.

Today M-Pesa is a two sided network that provides a wide variety of financial services to both businesses and individual customers. Customers can send and receive money, make and receive business payments, pay bills, make and receive international money transfers, save and access credit, all from the convenience of their mobile phones and wherever they may be in the countries served, utilising more than 500,000 M-Pesa agents.

In June 2021, the M-Pesa Super App was launched across all its markets. The M-Pesa Super App introduced one of the service's key innovations in the form of mini mobile apps which enable customers and businesses to accomplish day-to-day tasks - from shopping to accessing government services - without having to download different apps for each task. In addition, the M-Pesa Super App provides the more than 50 million customers with a modern, intuitive and secure way to transact on their smartphones.

M-Pesa's second facet focuses on businesses by expanding its ecosystem to deliver innovative solutions across micro businesses, SMEs and large businesses.

These include an open API in use by more than 45,000 developers and 200,000 businesses, the M-Pesa for Business Super App, the Transacting Till that enables businesses to go beyond receiving payments to making business payments, and Pochi La Biashara that enables small businesses to separate their personal and business funds. Collectively, more than 500,000 businesses transact more than US$7 billion (€5.8 billion) every month on M-Pesa.

Into the future, the service has been investing in new technologies and partnerships as it seeks to deepen financial health amongst its customers through products that encourage savings and lending, wealth management, and insurance. M-Pesa has equally expanded its partnerships in an aim to boost remittances which empower customers to send and receive money across more than 200 countries and territories.

Notes to Editors

1.	Central Bank of Kenya, Kenya National Bureau of Statistics and Financial Services Department of Kenya, 2019, 2019 FinAccess household survey. Available online:

https://www.centralbank.go.ke/uploads/financial_inclusion/2050404730_FinAccess%202019%20Household%20Survey-%20Jun.%2014%20Version.pdf

2.	Suri, T and Jack, W, 2016, The long-run poverty and gender impacts of mobile money. Science (online). Available at: https://science.sciencemag.org/content/354/6317/1288

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" enabling an inclusive and sustainable digital society.  Our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables 50m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 30 June 2021, we had over 300m mobile customers, more than 28m fixed broadband customers, over 22m TV customers and we connected 130m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 4823L

Vodafone Group Plc

13 September 2021

NEW REPORT URGES INTERNATIONAL INVESTMENT IN AFRICAN PHILANTHROPY

FOR SUSTAINABLE SOCIAL IMPACT

13 September 2021 - Hard hitting new research co-commissioned by Vodacom, Safaricom and Vodafone Foundation suggests that the sustainable development of the not-for-profit sector in Africa is being challenged by an imbalance in international investment. Foreign funding is predominately flowing to donor organisations headquartered in the Northern Hemisphere rather than going directly to the 90% of African civil society organisations (CSOs) that remain dependent on it.

The in-depth report - Barriers to African Civil Society: Building the Sector's Capacity and Potential to Scale Up - highlights the multiple barriers preventing African CSOs from operating at the same scale and capacity as local branches of international non-government organisations (NGOs). The study aims to provide a framework for engagement among key stakeholders to strengthen and accelerate the role of African CSOs, which perform a variety of services and humanitarian functions that bring citizens' concerns to the fore.

Too often, only a portion of philanthropic funding from international aid institutions reaches African CSOs, as it remains trapped within bureaucratic processes and systems. When this aid does reach the African continent, it is usually distributed among locally registered international NGO counterparts, and then allocated to African-led CSOs only for specific projects.

With these funding limitations, African CSOs are unable to sustain resources and build long-term strategies for lasting social impact. Along with administrative constraints, and negative perceptions about African CSOs, this imbalance in approach to donor funding is preventing African CSOs from being more effective, self-reliant and, of course, helping the communities and citizens they serve.

The report is an independent body of work funded by Vodafone Foundation and developed by the Centre on African Philanthropy and Social Investment, the Centre for Strategic Philanthropy at the University of Cambridge's Judge Business School, and Clearview Research. It is launched in partnership with African Philanthropy Forum, which promotes homegrown philanthropy and inclusive development on the African Continent.

Key recommendations of the report include:

•	Re-imagining donor-CSO relations, approaches and systems: International donors must facilitate a level playing field for local CSOs by re-imagining grant-making, rigorous guidelines and procedures, organisational norms and management systems.

•	Creating a balance between core and project funding: CSOs must be given sufficient funding and room to develop long-term strategies so they can invest in non-programme critical issues, such as securing resources, and improving their own financial management systems.

•	Building the sustainability of local CSOs: In addition to giving larger grants and providing core support, donors must make conscious efforts to strengthen capacities of CSOs

While international donors must take concerted action to work with African CSOs more fairly and effectively, the report also calls for local organisations, research institutions and the business sector to be more supportive in empowering CSOs.

"We have seen first-hand the significant contribution CSOs make to social, political and economic development on the continent, but these efforts continue to be hampered by the complexities of donor funding. Through this research, we want to understand what is standing in the way of the greater success, independence and self-reliance of African CSOs, and what can be done to forge meaningful, long-term partnerships that can bring about real and lasting change in Africa," says Takalani Netshitenzhe, Director of External Affairs for Vodacom South Africa and Chairperson of Vodacom Foundation.

Tsitsi Masiyiwa, Chair, African Philanthropy Forum, says, "Covid-19, among the host of new and existing challenges, has emboldened some donor and NGO community leaders to confront gross inequalities in the allocation and use of scarce financial resources for impactful development. The time is perfect to disrupt the old and establish development models that prosper and empower communities."

Joseph Ogutu, Chief Special Projects Officer at Safaricom and Chairman of Safaricom Foundation, says, "I've spent almost two decades in this space and I know achieving positive change will require improvements in the way that the international community perceive African philanthropist organisations. As evidenced in this report, we know there is a problem. This, therefore, is a clarion call for various stakeholders to meaningfully engage to address the inequalities and to find real-world actionable recommendations that will enable the CSOs-in Kenya and Africa-to scale."

Andrew Dunnett, Director, Vodafone Foundation, adds, "One of our long-standing partners, Shining Hope for Communities, asked Vodafone Foundation to fund this research for the wider benefit of the pan-African CSO community. In our 30th year of giving, our ambition is to work with our philanthropic network to further evaluate how donor funding is allocated to African CSOs."

To this end, Vodafone Foundation has committed to undertake further research to better understand and find solutions to overcome the challenges faced by African-led CSOs. This includes investigating the creation of a new international standard for the percentage of charitable funds that reach African-run organisations and reviewing Vodafone Foundation's own funding processes globally.

Vodacom, Safaricom and Vodafone Foundation will also continue to invest in the digital transformation efforts of CSOs across Africa through education, training, equipment supplies and financial donations, while working with their partners and trustees to articulate a five-year plan for tackling the issues of bias in international aid.

View the research at www.raceandphilanthropy.com

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodacom

Vodacom is a leading African communications company providing a wide range of communication services, including mobile voice, messaging, data, financial and converged services to over 117 million (including Safaricom) customers. From our roots in South Africa, we have grown our mobile network business to include operations in Tanzania, the DRC, Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 291 million people. Through Vodacom Business Africa (VBA), we offer business managed services to enterprises in 50 countries. Vodacom is majority owned by Vodafone (60.5% holding), one of the world's largest communications companies by revenue.

About Safaricom

Safaricom is the leading telecommunication company in East Africa. Our purpose is to transform lives by connecting people to people, people to opportunities and people to information. We keep over 38 million customers connected and play a critical role in the society, supporting over one million jobs both directly and indirectly while our total economic value was estimated at KES 358.6 Billion ($3.58 Billion) for the 12 months through March 2021.

Listed on the Nairobi Securities Exchange and with annual revenues of over KES 250 Billion ($2.5 billion), Safaricom provides connectivity through wide range of technology, 2G, 3G, 4G and 5G in aggregate covering over 99% of Kenya's population.

We run the world's largest mobile payment system and Africa's largest Fintech - M-PESA, the world's first mobile money transfer system.  By empowering over 28 million customers to transact, save or borrow money through their mobile phone, M-PESA has driven financial inclusion in Kenya to more than 82% of the adult population from a low of 25% and generates over KES 82.65 Billion ($826 Million) in revenue per annum.

Safaricom is an equal opportunity employer, actively recruiting staff from different backgrounds reflecting the communities that we serve. We are committed to equal gender representation at all levels. Our target is to achieve 50:50 senior management gender parity by 2025.

As part of our ongoing commitment to the Sustainable Development Goals (SDGs), we continue to work towards improving energy and resource efficiency in our network and facilities to reduce carbon emissions and our fuel consumption. We remain committed to becoming a Net Zero carbon-emitting company by 2050.

For more details please visit www.safaricom.co.ke

About Vodafone Foundation

Vodafone Foundation (UK registered charity number 1089625) believes the power of connectivity can change lives and address some of the world's most pressing problems. Founded in 1991 with a simple mission to invest in the communities in which Vodafone operates, today the charity connects people and ideas with technology and funding, to help those already doing good work to achieve results faster, more cost effectively and with a bigger social impact. Through a strategy of Connecting for Good, Vodafone Group PLC's philanthropic arm works in partnership with other charitable organisations and NGOs to create solutions that bring about long-term sustainable change and improve 480m lives by 2025.

www.vodafonefoundation.org

About African Philanthropy Forum

African Philanthropy Forum (APF) is a strong and vibrant community of partners who through their strategic giving, investments and influence, foster shared prosperity on the African Continent. Established in 2014, APF was incubated by the Global Philanthropy Forum (GPF) until 2017 when it became an independent entity and continues to be an affiliate of the GPF. With a vision to transform the culture of giving on the Continent to the extent that it exceeds development aid by 2030, APF has established a strong presence on the Continent, with footprints in fourteen African countries. Since inception, APF has reached over 2,500 philanthropists, social investors and key stakeholders in the philanthropic space across Africa and the world. Through APF's high impact convening and initiatives, the organization has facilitated collaborations, amplified the work of change makers and shared best philanthropic practices and strategies for promoting homegrown development.

https://www.africanpf.org/

RNS Number : 2262M

Vodafone Group Plc

20 September 2021

20 September 2021

THE BROADBAND COMMISSION FOR SUSTAINABLE DEVELOPMENT AND VODAFONE URGE ACTION TO CONNECT 3.4BN PEOPLE WITH SMARTPHONES BY 2030

•	First multi-stakeholder initiative to address global mobile internet access gap has been launched by Vodafone Group and the International Telecommunication Union (ITU) as co-chairs via a dedicated Working Group under the auspices of the ITU/UNESCO Broadband Commission for Sustainable Development.

•	Of the 3.7 billion people not connected to the internet, 3.4 billion live within range of mobile networks but are currently not accessing the internet, partly due to a lack of smartphone ownership[1].

•	Accelerated use of digital public services during the pandemic, mobile money, and the need for digital skills for jobs has made mobile internet access through a smartphone more important than ever.

UNGA, New York: A major new initiative has been launched by Vodafone Group Plc and ITU, the United Nations' specialised agency for information and communication technologies, to address the global digital divide, with the aim that an additional 3.4 billion people could have the ability to access and use the internet through a smartphone by 2030.

With mobile broadband (4G) networks now covering 82% of the population of Low- and Middle-Income Countries (LMICs), the mobile usage gap is 6x larger than the mobile coverage gap.2 In line with the Broadband Commission Global Targets 2025 on affordability and connectivity, the new Working Group will identify policy, commercial and circular-economy interventions to increase smartphone access.

Co-chaired by Vodafone Group CEO, Nick Read, and ITU Secretary-General Houlin Zhao, the Group's launch partners also include: the Alliance for Affordable Internet; GSMA; the government of Ghana; Safaricom; Smart Africa; Vodacom Group; and the World Wide Web Foundation.

Mobile accounts for 86% of connections to the internet in LMICs3, emphasising the importance of mobile in addressing this issue. Yet billions of people continue to use 'dumb' feature phones, without an internet connection, and the 2G market continues to grow. That means the digital divide is widening as the global pandemic has accelerated the emergence of digital societies and smartphones are increasingly an essential gateway to access public services - including education and medical support - financial services, jobs and to run businesses.4

Nick Read, CEO of Vodafone Group, said: "Vodafone is honoured to be part of this monumental global initiative with the UN, to improve the lives of billions of people through smartphone access. As our societies become more digital, everyone should have the ability to find jobs, be able to get public services, financial services and critical information that are increasingly only available through the internet. This is such a complex challenge that no network operator, device manufacturer, financial services provider or national government can solve on their own - but working together we can break through the barriers."

Houlin Zhao, Secretary General of the ITU, said: "Achieving the Broadband Commission Global Targets requires a multi-stakeholder approach. I am pleased to co-chair this newly established Working Group, which will also help address the challenges posed by the COVID-19 pandemic and ensure that we put smart devices in the hands of those who are left behind."

Maria-Francesca Spatolisano, Officer-in-Charge of the Office of the United Nations Secretary-General's Envoy on Technology, said: "The UN Secretary General's Roadmap for Digital Cooperation aims to achieve universal connectivity by 2030. Smartphone access is a key element of this in low- and middle-income countries where mobile is the principal route to the internet. As such, this working group can have an important role in ensuring that the shift to digital technology is beneficial and makes our societies more equal and not less."

The Honourable Ursula Owusu-Ekuful, Minister for Communications and Digitalisation, Ghana, said: "While Ghana and other countries have made great strides in the development of mobile infrastructure and the usage of digital services such as mobile money, it is noticeable that 45% of people in West Africa are covered by mobile broadband networks but do not use the internet. Addressing the mobile internet usage gap is vital for the long-term economic development of my country and many others across the world and will require new partnerships and focused action from a range of organisations."

The Broadband Commission Working Group will produce a report and set of concrete recommendations including:

•	original analysis and data on the smartphone access gap;
•	quantification of the social and economic impact of providing everyone with smartphone access by 2030, including assessment of moving users from 2G feature phones to 4G smartphones; and
•	analysis of initiatives or pilots designed to increase smartphone access. Vodafone Group has committed to launch two pilot projects on device affordability as part of this process.

"This partnership is key to expand access to the internet," said Doreen Bogdan-Martin, Director of the ITU Telecommunication Development Bureau. "I am confident that the outcome report will provide guidance to all our stakeholders as we prepare for the ITU World Telecommunication Development Conference in 2022 to build a world where no one is left off-line."

To coincide with the creation of the new Working Group, Vodafone, Vodacom and Safaricom have also published the second 'Africa.Connected' report today on accelerating 4G for sub-Saharan Africa. The report, by independent consultancy Caribou Digital, suggests a multi-stakeholder approach with four key steps to enhancing digital inclusion across African nations, where the mobile usage gap is the largest in the world:

1.	Making 4G devices more accessible - Nearly 2.5 billion people live in countries where the cost of the cheapest available smartphone is unaffordable. Expanding device financing schemes for those with poor or no credit history; reducing the amount of tax on 4G smartphone imports and increasing local manufacturing of devices within Africa are suggested as ways to address this issue.
2.	Invest in the demand for 4G services - 375 million young Africans are expected to enter the labour market by 2030 and will need the skills to excel in a digital economy. The report suggests increasing financing and support for digital start-ups and that device manufacturers could create more inclusive products.
3.	Providing targeted financing for underserved demographics - Programmes need to take account of, and target, the large gender gap and rural-urban gap that exist in respect of device ownership in sub-Saharan Africa.
4.	Re-farming 2G spectrum - Repurposing mobile spectrum currently used for 2G devices would enable more people to use 4G.

- ends -

Notes to Editors

1.	ITU, 2020, Measuring digital development. Facts and figures 2020. Available at: https://www.itu.int/en/ITU-D/Statistics/Documents/facts/FactsFigures2020.pdf

2.	GSMA, 2020, Connected Society: The State of Mobile Internet Connectivity 2020. Available at: https://www.gsma.com/r/wp-content/uploads/2020/09/GSMA-State-of-Mobile-Internet-Connectivity-Report-2020.pdf

3.	GSMA, 2020, Connected Society: The State of Mobile Internet Connectivity 2020. Available at: https://www.gsma.com/r/wp-content/uploads/2020/09/GSMA-State-of-Mobile-Internet-Connectivity-Report-2020.pdf

4.	1.6 billion people globally are now using the internet to improve or monitor their health; 2.3 billion people now use mobile financial services; and 2 billion people use the internet to access education for themselves or their children. GSMA, 2020, Mobile Industry Impact Report: Sustainable Development Goals 2020 Available at: https://www.gsma.com/betterfuture/2020sdgimpactreport/wp- content/uploads/2020/09/2020-Mobile-Industry-Impact-Report- SDGs.pdf?utm_source=better_future_site&utm_medium=search_engine&utm_campaign=2020_SDG_impact_report

 For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" enabling an inclusive and sustainable digital society.  Our expertise and scale give us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables 50m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 30 June 2021, we had over 300m mobile customers, more than 28m fixed broadband customers, over 22m TV customers and we connected 130m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone

RNS Number : 1109N

Vodafone Group Plc

27 September 2021

VODAFONE GROUP PLC

Notice of Board Change

Vodafone Group Plc (the "Company") announces that it has received notice from Olaf Swantee, Non-Executive Director of the Company, of his resignation from the Board with effect from 25 September 2021. Olaf has decided to step down in light of a recent professional development which now impacts his ability to serve on the Board as originally agreed when appointed earlier this year.

This announcement is made in compliance with the Company's obligations under the Listing Rules, specifically Rule 9.6.11.

- ends -

Further information

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

RNS Number : 2892N

Vodafone Group Plc

29 September 2021

Vodafone Group Plc ⫶ Digital services investor briefing

29 September 2021

Vodafone Group Plc is holding a virtual briefing for investors and analysts today covering its opportunity in leading digital services. The briefing will be hosted by Alex Froment-Curtil (Chief Commercial Officer), Shameel Joosub (Vodacom Group CEO), Vinod Kumar (Vodafone Business CEO) and Erik Brenneis (IoT Director).

Through a series of on-demand video presentations and case studies (available at investors.vodafone.com/digital-services), we outline how we are building deep & trusted customer relationships in our core connectivity products, through leading innovation in digital services. Areas covered include automated marketing and customer service platforms, digital services for consumers in Europe, financial services in Africa and IoT for business customers.

In addition, a live video Q&A webcast will commence at 2.00pm BST on 29 September 2021, with an on-demand recording available shortly afterwards. Key highlights from the event:

1.  Deep & trusted customer relationships ⫶ Following a series of initiatives conducted over the last 3 years, Vodafone has improved its net promoter score to be the #1 or #2 operator in 13 of 16 markets. This has contributed to systematic reductions in mobile contract churn and increasing fixed connectivity customers. The next phase of improving loyalty with consumers will be achieved through our multi-product connectivity strategy, 'Digital First' consumer engagement platforms and complementary digital services, all underpinned by our purpose-led brand.

2.  Leading digital consumer services ⫶ Complementary digital services play a crucial role in deepening relationships with consumers, in addition to having attractive standalone economic models. We now have over 50 million customers subscribing to a digital service, which leads to higher ARPU, improved distribution efficiency, higher NPS and lower churn. We are focused on further developing our strong positions in consumer IoT, Vodafone TV, home services, device lifecycle services and loyalty applications.

3.   The leading FinTech in Africa ⫶ Since formation in 2007 as a money transfer service, Vodafone's financial services business in Africa has grown to be the largest with almost 58 million customers, transacting US$25 billion per month. Vodacom Group generates US$1.3 billion service revenue from financial services, accounting for 17% of Profit before tax. Our African FinTech business has significant growth opportunities through penetration growth in existing markets, expanding into new markets and scaling new products, including the recent launch of the VodaPay 'super-app' in South Africa. Vodacom has clear financial ambitions to grow its new services, which include financial services, at or above 20% CAGR.

4.   The global IoT connectivity leader ⫶ Vodafone's IoT service was established in 2008 and has grown to be the largest IoT connectivity provider globally, with over 130 million devices connected. Vodafone IoT has been recognised as a leader in managed connectivity by Gartner every year since 2014. Vodafone IoT currently generates €0.9 billion annual revenue with double-digit revenue growth and a strong double-digit ROCE. The total addressable market is €10 billion and expected to grow 16% p.a., with further stimulus from the NextGenerationEU recovery plan funding, supporting Vodafone's further expansion into end-to-end IoT services.

Alex Froment-Curtil, Vodafone Group Chief Commercial Officer, commented:

"Building deep and trusted customer relationships through leading innovation in 'Digital First' customer engagement platforms and adjacent digital services is a core pillar of our transformation into a new generation connectivity provider. Digital services have a direct and immediate impact on customer loyalty, net promoter scores and distribution efficiency. This leads to more valuable relationships with our customers across Europe and Africa.

Further deepening our customer relationships is the foundation to delivering our medium-term financial ambitions to grow revenue in both Europe and Africa, mid-single digit EBITDAaL growth and to improve our return on capital."

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" enabling an inclusive and sustainable digital society.  Our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 48m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 49 more. As of 30 June 2021, we had over 300m mobile customers, more than 28m fixed broadband customers, over 22m TV customers and we connected more than 123m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025 and by July 2021 in Europe, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 5301N

Vodafone Group Plc

30 September 2021

30 September 2021

Deborah Kerr to join Vodafone's Board as a Non-Executive Director

Vodafone Group Plc ("Vodafone") today announced that Deborah Kerr will be appointed as a non-executive director with effect from 1 March 2022.

Deborah Kerr is a growth-oriented technology executive with a track record of successfully transforming global enterprise software and service companies across various industries.  She has held board and executive leadership roles with both private equity-owned and publicly traded companies, where she has worked across all stages of growth and value creation, including complex digital transformations.

She currently serves as a Managing Director of Warburg Pincus, a leading global private equity firm.  Prior to Warburg Pincus, Deborah held senior executive roles at Sabre, the travel technology company, Fair Isaac ("FICO"), the data analytics business, and Hewlett-Packard, where she was Chief Technology Officer for HP's Enterprise Services operations. She began her career at NASA's Jet Propulsion Laboratory.

Deborah is currently a non-executive director at NetApp, the hybrid cloud data services and data management company, and Chico's, the U.S. omni-channel retailer. Until recently, she was a non-executive director of EXL, the business process solutions company.  Deborah has also held non-executive roles at International Airline Group (IAG), the airline conglomerate, DH, a global fintech solutions and service provider, and Mitchell International, a privately owned global technology business.

Jean-François van Boxmeer, Chairman of Vodafone, said:

"I am delighted that Deborah will be joining Vodafone's Board. She brings a wealth of technology expertise across a range of sectors, as well as extensive non-executive board experience. As Vodafone continues its evolution into a technology communications company, Deborah's knowledge and strategic insights on the technology market will be an excellent addition to our Board discussions."

Deborah Kerr commented:

"It is an honour to be invited to join the Board of Vodafone.  The critical value of technology and telecoms in our daily lives has been sharply put into focus as a result of the global pandemic. I am greatly looking forward to working with Jean-Francois and the board to support Nick and the executive team to successfully drive forward the strategy."

Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

-ends-

For further information:

Vodafone Group

Media Relations

GroupMedia@vodafone.com

Investor Relations

IR@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 1, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary